YUKON-NEVADA GOLD CORP. REPORTS MORE SIGNIFICANT RESULTS
AT MAHALA CREEK, JERRITT CANYON

Vancouver, Canada – January 08, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces results of its exploration drilling in the Smith Mine/Mahala Creek area at its wholly owned, gold production Jerritt Canyon property in Nevada, USA.

Smith Mine 2007 Drilling Update

Drilling with underground diamond drills (core) and reverse circulation (RC) has continued to extend resources within the Smith / Mahala Mine. From August to December 2007, 29 resource-conversion holes (including both RC and core) were completed totaling 7,257 feet (2,212 meters).

Zone 7 - West Dash

Earlier in the year, a new zone of high grade mineralization was discovered by development drifting directly south of the main ore-zones in West Dash (first reported in August 7, 2007 YNGC New Release). Subsequent mapping and drilling defined the mid-level and down-dip portions of the moderately inclined, N-S trending tabular zone. However, the upper extent was still unknown. To outline the upper portion, nine new RC holes were drilled with five of the holes encountering ore-grade mineralization over mineable widths. Drifting has been initiated on this zone with mined grades routinely exceeding 0.5 ounces of gold per ton (opt) or 17.14 grams of gold per tonne (g/T).

Table 1. Zone 7 – West Dash

Drill Hole Number	From		To		Thickness		Grade
	ft	m	ft	m	ft	m	Opt.	g/T
C70069	120	39.4	145	47.6	25	7.6	0.229	7.85
C70070	120	39.4	135	44.3	15	4.6	0.176	6.03
C70073	165	54.1	180	59.1	15	4.6	0.546	18.72
C70075	130	42.7	145	47.6	15	4.6	0.409	14.02
C70076	140	45.9	165	54.1	25	7.6	0.820	28.11

Zone 4 - Mahala dike trend

Following emplacement of exploration and development drifting to the west along the prolific Mahala dike trend, twelve new RC drill holes within three fans were completed. The results of this drill program show that the high-grade gold mineralization continues at least 70 feet (21.3 meters) west of what had been previously outlined. Five intercepts with significant gold values are listed below.

In addition to the RC drilling, a series of exploration core holes were drilled from the end of the exploration drift 120 feet to the west of the RC drilling mentioned above. Assay results from only one hole are available at this time. The core hole (LX-729) encountered two mineralized dikes close to the drift.

Table 2. Zone 4 – Mahala Dike Trend

Drill Hole Number	From		To		Thickness		Grade
	ft	m	ft	m	ft	m	Opt.	g/T
C40769	20	6.6	35	11.5	15	4.6	0.546	18.72
C40770	25	8.2	55	18	30	9.2	1.070	36.68
C40771	20	6.6	35	11.5	15	4.6	0.332	11.38
C40775	75	24.6	130	42.7	55	16.8	0.269	9.22
C40778	75	24.6	105	34.4	30	9.2	0.317	10.87
LX-729	20	6.6	35	11.5	15	4.6	0.186	6.38
LX-729	90	29.5	109	35.8	19	5.8	0.156	5.35

Zone 2 - Coulee dike trend

As part of an on-going underground and surface exploration program to identify and delineate gold mineralization along the Coulee dike trend to the west of current underground workings, six underground core holes were drilled to the northwest from a development drift. Results of this drilling have led to the identification of a narrow, high-grade dike just north of the development drift. This mineralization ties in with high-grade intercepts in the bottom of a surface RC drill-hole to the west and in an underground core hole to the east. High-grade mineralization appears to be confined to a gently east-plunging rake line about 20 feet high and up to 200 feet long within the dike. This is a similar configuration to productive zones in the high-grade R4 and R11 dikes directly to the northeast.

Table 3. Zone 2 – Coulee Dike Trend

Drill Hole Number	From		To		Thickness		Grade
	ft	m	ft	m	ft	m	Opt.	g/T
LX-704	56	18.4	72	23.6	16	4.9	0.435	14.91
LX-705	86	28.2	110	36.1	24	7.3	0.334	11.45
LX-707	50	16.4	65	21.3	15	4.6	0.343	11.76

Assays from both surface exploration holes and underground holes reported in this news release were by ALS Chemex, North Vancouver, B.C. and by the Company’s assay laboratory at the Jerritt Canyon Mine, using standard fire assay techniques. The Company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated May 1st, 2007 and available on www.sedar.com. Intercepts are reported as drilled.

True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Executive Vice President-Exploration, Dorian L. (Dusty) Nicol, M.Sc., P.Geo., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.